Exhibit 99(b)

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC CONSOLIDATED,
A DEBTOR-IN-POSSESSION
CONSOLIDATED EBITDA RECONCILIATION
(millions of dollars)

	Six Months Ended June 30,		Twelve Months Ended June 30,
	2015	2014 (d)	2015	2014 (d)
Net loss	$(1,550)	$(340)	$(6,653)	$(340)
Income tax benefit	(399)	(143)	(2,168)	(143)
Interest expense and related charges	636	219	1,279	219
Depreciation and amortization	434	225	1,048	225
EBITDA	$(879)	$(39)	$(6,494)	$(39)
Amortization of nuclear fuel	77	28	146	28
Purchase accounting adjustments (a)	(9)	6	2	6
Impairment and write-down of other assets	735	21	5,654	21
Impairment of goodwill	700	—	2,300	—
EBITDA amount attributable to consolidated unrestricted subsidiaries	(18)	(4)	(30)	(4)
Unrealized net gain resulting from hedging transactions	(74)	193	(254)	193
Noncash realized gain on termination of natural gas hedging positions	—	(117)	—	(117)
Transition and business optimization costs	7	3	15	3
Reorganization items (b)	114	423	211	423
Restructuring and other	11	(1)	13	(1)
Expenses incurred to upgrade or expand a generation station (c)	70	20	100	20
Additional prescribed EBITDA (d)	—	360	—	1,160
Expenses related to unplanned generation station outages	(5)	19	55	19
Consolidated EBITDA	$729	$912	$1,718	$1,712
___________

(a)
Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting.

(b)	Reorganization items includes expenses and income directly associated with the Chapter 11 Cases.

(c)	Expenses incurred to upgrade or expand a generation station represent noncapital outage costs.

(d)
In accordance with the TCEH DIP Facility agreement, six and twelve months ended June 30, 2014 results are comprised of May and June 2014 actual results plus an additional prescribed consolidated EBITDA amount for fiscal quarters ended September 30, 2013, December 31, 2013 and March 31, 2014 and April 2014.